Direct Dial: (212) 479-6148
E-mail: dcolletti@kronishlieb.com

                                                        June 2, 2005

BY FEDERAL EXPRESS
------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attention: Daniel F. Duchovny,
Office of Mergers & Acquisitions
Attorney-Advisor

          Re:  Concord Milestone Plus, L.P. Amended Schedule 14D-9 filed May 19,
               2005 File No. 005-40562

Dear Ladies and Gentlemen:

Reference is made to the Commission Staff's comments included in the letter dated May 26, 2005 (the "Comment Letter") from Mr. Daniel Duchovny to Concord
Milestone Plus, L.P., a Delaware limited partnership (the "Partnership"), with regard to the Partnership's Amended Schedule 14D-9, filed May 19, 2005 (the
"Schedule 14D-9/A").

Set forth below are the Partnership's responses to such comments cross-referenced to the numbered paragraphs of the Comment Letter. The
Partnership has amended its Schedule 14D-9/A in Amendment No. 2 to the Schedule
14D-9 to reflect its response to Item 1 below. All information herein has been provided by the Partnership.

Our client wishes to thank you for your efforts in assisting it to enhance its disclosures and the timeliness of your responses.

Comment 1:

     In response to the Staff's first comment, the Partnership has revised its disclosure as requested. See amendment to Item 4(b) in Amendment No. 2 to the
Partnership's Schedule 14D-9.

Comment 2:

     Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A require disclosure of such additional material information, if any, as may be necessary to make the required statements in the Schedule 14D-9, in light of the circumstances under which they are made, not materially misleading. The
Partnership has disclosed the existence of the letter it received on March 29,
2005 expressing the interest of a third party in purchasing the Green Valley
Property (the "Green Valley Letter"). It has also disclosed the Partnership's uncertainty that the Green Valley Letter would result in an actual sale, the fact that the party who sent the Green Valley Letter thought that the Green
Valley Property included certain property that the Partnership did not own and

Securities and Exchange Commission
Division of Corporation Finance
June 2, 2005

that if the Green Valley Letter did result in a sale the net asset value of the
Partnership would substantially exceed the net asset value of $4.18 per Equity
Unit stated in the Tender Offer. Based on its reading of Item 1011(b) of
Regulation M-A, for the following reasons the Partnership determined that disclosure of the terms of the Green Valley Letter in the Schedule 14D-9 is not
necessary in order to make the statements in its Schedule 14D-9 not misleading in any material respect: (i) the Green Valley Letter was unsolicited and, to the knowledge of the Partnership, completely unrelated to the Tender Offer; (ii) the party who sent the Green Valley Letter did not appear to be well informed about the Green Valley Property and misunderstood which parcels were owned by the
Partnership; (iii) there have only been sporadic and very preliminary discussions between the Partnership and the party who sent the Green Valley
Letter, which have mostly involved providing information to such party about the
Green Valley Property; and (iv) the General Partner is unable to determine if, or even how likely it is that, the Green Valley Letter will lead to an actual sale of the Green Valley Property and if so, what the sale price would be.

With respect to any matter relating to this letter or the Schedule 14D-9, as amended by Amendments Nos. 1 and 2, please do not hesitate to call the undersigned at (212) 479-6148.

                                                       Very truly yours,

                                                       /s/ David J. Colletti Jr.

                                                       David J. Colletti Jr.

DJC:cc